FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2004

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of registrant’s Name into English)

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0
(Address and Telephone Number of registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Intershop Announces Shortening of Surrender Period For American Depositary Receipts

Jena, Germany, January 27, 2004 –Intershop Communications AG (Prime Standard: ISH1, Nasdaq: ISHP; “Intershop”or the “Company”) announced today it has agreed with Citibank, N.A., the depositary for Intershop’s ADR facility (the “Depositary”) to shorten the period for holders of Intershop American Depositary Receipts (“ADRs”) to surrender their Intershop ADRs in order to withdraw the underlying Intershop common bearer shares (“surrender period”).

At the request of the Company, the Depositary today agreed to amend the termination provision of the deposit agreement with respect to Intershop’s ADR facility. Under this termination provision, as amended, holders of Intershop ADRs are now entitled to surrender their Intershop ADRs for withdrawal of Intershop common bearer shares represented by such Intershop ADRs at any time through February 27, 2004.

Under the amended termination provision, Intershop ADR holders who choose not to surrender their Intershop ADRs in order to withdraw the underlying Intershop common bearer shares represented by such ADRs will receive cash proceeds from the sale by the Depositary of such underlying Intershop common bearer shares, with such sale now to commence ten days after the termination date of February 17, 2004, i.e., on February 27, 2004, at the price the Depositary is able to obtain on the Frankfurt Stock Exchange. The Depositary would then remit the cash proceeds from the sale, net of any applicable charges, expenses, taxes or governmental charges, to such Intershop ADR holders.

The purpose of the amendment is to accelerate the time in which Intershop ADR holders who choose not to surrender their Intershop ADRs for withdrawal of the underlying Intershop common bearer shares may receive cash proceeds from the sale by the Depositary of such underlying Intershop common bearer shares.

On January 14, 2004, the Company announced that it would give notice to The Nasdaq Stock Market, Inc., operator of Nasdaq, to voluntarily delist Intershop ADRs from the Nasdaq National Market (“Nasdaq”) and that it had given notice of termination of the Intershop ADR facility to the Depositary and all Intershop ADR holders, in both cases effective as of the close of trading on February 17, 2004. After February 17, 2004, investors will no longer be able to trade Intershop ADRs on Nasdaq and such ADRs will be non-transferable.

On January 15, 2004, Intershop terminated its F-6 registration statement with the U.S. Securities and Exchange Commission (“SEC”) in respect of all unissued Intershop ADRs in the Intershop ADR facility.

Investor Relations:

Klaus F. Gruendel
T: +49-3641-50-1307
F: +49-3641-50-1002
k.gruendel@intershop.com

Press:

Dana Schmidt
T: +49-3641-50-1000
F: +49-3641-50-1002
d.schmidt@intershop.com

About Intershop

Intershop Communications AG (Nasdaq: ISHP; Prime Standard: ISH1) is a leading provider of software solutions that help organizations evolve their trading relationships with consumers and business partners online. Founded in 1992, Intershop has a long tradition of driving innovation in e-commerce by automating and simplifying sales and buying processes. Intershop Solutions enable organizations to consolidate and manage unlimited online commerce channels on a single platform. As a result, Intershop customers benefit from reduced operating expenses and competitive advantages in their online sales activities. More than 300 enterprise customers worldwide, including Hewlett-Packard, BMW and Homebase, run Intershop Solutions. Four of the 5 largest e-commerce sites in Germany rely on Intershop Solutions: Otto, Tchibo, Deutsche Telekom, and Quelle. Intershop is headquartered in Jena, Germany, and has branch offices in the United States, Europe and Asia. More information about Intershop can be found on the Web at http://www.intershop.com.

This news release contains forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, significant dependence on large single customer deals, consumer trends, the level of competition, seasonality, risks related to electronic security, possible governmental regulation, and general economic conditions. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including the Company's Form 20-F dated June 6, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: January 26, 2004	By: /s/ Dr. Juergen Schoettler
Dr. Juergen Schoettler
Chief Executive Officer
(Vorstandsvorsitzender)